UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2022

Fundrise Balanced eREIT II, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 1.              Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022. The financial statements included in this filing as of June 30, 2022 and for the six months ended June 30, 2022 and June 30, 2021 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading

Business

Fundrise Balanced eREIT II, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. We substantially commenced operations on January 13, 2021. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Balanced eREIT II”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Balanced eREIT II, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2021, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of June 30, 2022, we were offering up to $75.0 million in our common shares in any rolling twelve-month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2022 and December 31, 2021, we had raised total gross offering proceeds of approximately $58.8 million and $31.9 million, respectively, from settled subscriptions (including $15,000, received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.4 million and $210,000 received in private placements to third parties, respectively), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 5,354,000 and 3,134,000 of our common shares, respectively. Assuming the settlement for all subscriptions received as of June 30, 2022, approximately $19.0 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

During the third quarter of 2022 the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager.

Until June 30, 2021, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the end of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to be no less than our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share since June 30, 2021, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
June 30, 2021	$10.24	Form 1-U
September 30, 2021	$11.63	Form 1-U
December 31, 2021	$12.00	Form 1-U
March 31, 2022	$12.41	Form 1-U
June 30, 2022	$12.46	Form 1-U

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

On October 21, 2021, we paid our first distribution to shareholders for the distribution period of July 1, 2021 through July 31, 2021. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield(2)		Link
07/01/2021 – 07/31/2021	$0.0002739726		06/29/2021	10/12/2021	1.00%		Form 1-U
08/01/2021 – 08/31/2021	$0.0002739726		07/28/2021	10/12/2021	1.00%		Form 1-U
09/01/2021 – 10/01/2021	$0.0002739726		08/27/2021	10/12/2021	1.00%		Form 1-U
10/02/2021 – 10/31/2021	$0.0004109589		10/01/2021	01/11/2022	1.50%		Form 1-U
11/01/2021 – 11/30/2021	$0.0006849315		10/27/2021	01/11/2022	2.50%		Form 1-U
12/01/2021 – 12/31/2021	$0.0006849315		11/29/2021	01/11/2022	2.50%		Form 1-U
01/01/2022 – 01/31/2022	$0.0008219178		12/29/2021	04/21/2022	3.00%		Form 1-U
02/01/2022 – 02/28/2022	$0.0013698630		01/28/2022	04/21/2022	5.00%		Form 1-U
03/01/2022 – 03/31/2022	$0.0006849315		02/25/2022	04/21/2022	2.50%		Form 1-U
04/01/2022 – 04/30/2022	$0.0006849315		03/30/2022	07/21/2022	2.50%		Form 1-U
05/01/2022 – 05/31/2022	$0.0004109589		04/27/2022	07/21/2022	1.50%		Form 1-U
06/01/2022 – 06/30/2022	$0.0002739726		05/27/2022	07/21/2022	1.00%		Form-1-U
07/01/2022 – 07/31/2022	$0.0004109589		06/28/2022	10/21/2022	1.50%		Form-1-U
08/01/2022 – 08/31/2022	$0.0004109589		07/27/2022	10/21/2022	1.50%		Form-1-U
09/01/2022 – 10/01/2022	$0.0004109589		08/29/2022	10/21/2022	1.50%		Form-1-U
Weighted Average	$0.0005338569	(3)			1.95%	(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from July 1, 2021 through October 1, 2022.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make will directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2021 we revised our Redemption Plan to reflect the following changes: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2022, approximately 208,0000 common shares have been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate income from equity in earnings from our investments in equity method investees. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies, Revenue Recognition, in our financial statements for further detail.

Results of Operations

We substantially commenced operations on January 13, 2021. Accordingly, for the six months ended June 30, 2022 and 2021, we had total net loss of approximately $765,000 and $270,000, respectively.

Expenses

General and Administrative

For the six months ended June 30, 2022 and 2021, we incurred general and administrative expenses of approximately $156,000 and $116,000, respectively, which includes tax and professional fees, bank fees, and other costs associated with operating our business. The increase in general and administrative expenses is due to an increase in audit and tax expense due to the ramp up in operations in connection with additional investments acquired by the Company in 2022 compared to the prior year period.

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2022 and 2021, we incurred asset management fees of approximately $186,000 and $0, respectively. The increase in asset management fees is primarily attributable to the manager waiving the asset management fee until June 30, 2021.

Other Expenses

Equity in Losses

For the six months ended June 30, 2022 and 2021, we had equity in losses of approximately $395,000 and $79,000, respectively, from our equity method investments. The increase in equity in losses is due to the increase in depreciation and amortization expense in one of our equity method investees due to nine depreciable assets being held by the equity method investee as of June 30, 2022 compared to three depreciable assets as of June 30, 2021.

Other Fees – Related Party

For the six months ended June 30, 2022 and 2021, we incurred a guaranty fee expense due to National Lending, LLC (“National Lending”), a self-sustaining lending entity formed by our Manager, of approximately $14,000 and $75,000, respectively. The decrease is due to the underlying loans of the two real estate investments held by one of our equity method investees being refinanced in December 2021 and March 2022, and therefore National Lending is no longer the guarantor of the loans. See Note 6, Related Party Arrangements for further information.

Our Investments

As of June 30, 2022, we had acquired the following assets through our investment in Fundrise MF JV 1, LLC and Fundrise MF JV 2, LLC, which are joint ventures between the Company and Fundrise Real Estate Interval Fund, LLC. See “Recent Developments” for a description of any investments we have made since June 30, 2022. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
Williamson Overlook Controlled Subsidiary	Georgetown, TX	03/05/2021	$2,500,000	Initial	N/A
Starkey Ranch Controlled Subsidiary	Odessa, FL	03/10/2021	$4,265,000	Initial	Update
Lake Shadow Controlled Subsidiary	Maitland, FL	06/02/2021	$3,995,000	Initial	Update
North Charleston Controlled Subsidiary	North Charleston, SC	07/29/2021	$2,569,000	Initial	N/A
Volaris PSL Controlled Subsidiary	Port St. Lucie, FL	08/06/2021	$386,000	Initial	N/A
Humble Controlled Subsidiary	Humble, TX	08/25/2021	$2,293,700	Initial	N/A
Mason Palm Bay Controlled Subsidiary	Port St. Lucie, FL	10/08/2021	$603,000	Initial	N/A
Tarpon Springs Controlled Subsidiary	Tarpon Springs, FL	10/14/2021	$3,030,000	Initial	N/A
Heron Bay Controlled Subsidiary	Locust Grove, GA	10/19/2021	$635,000	Initial	N/A
Woodlands Controlled Subsidiary	The Woodlands, TX	10/29/2021	$2,670,000	Initial	N/A
Mason Vero Beach Controlled Subsidiary	Vero Beach, FL	12/14/2021	$600,000	Initial	N/A
Vegas Controlled Subsidiary	North Las Vegas, NV	02/25/2022	$3,958,000	Initial	N/A
Myrtle Controlled Subsidiary	Myrtle Beach, SC	06/30/2022	$2,747,500	Initial	N/A

(1)	Purchase Price refers to the total price paid by us at closing for our pro rata share of the equity in the controlled subsidiary.

As of June 30, 2022, the Company's investments in companies that are accounted for under the equity method of accounting also included the initial contribution to National Lending and Co-Investment Arrangements in exchange for ownership interests in MF JV 1, LLC and MF JV 2, LLC. See Note 6, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2022, we had deployed approximately $31.8 million in capital for our equity method investments and had approximately $25.1 million in cash. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2022, we anticipate that cash on hand and proceeds from our potential future Offerings will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We had no outstanding unsecured, Company level debt as of September 16, 2022 and June 30, 2022, respectively. This amount does not include any debt secured by the real property of our unconsolidated joint ventures. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and limit our ability to make distributions.

Outlook and Recent Trends

After a strong performance for both the stock market and real estate in 2021, the first half of 2022 has seen significant volatility and a pull-back in risk sentiment. Against a backdrop of geopolitical turmoil, ongoing supply chain concerns, the highest inflation in four decades, and a sudden shift in Federal Reserve policy toward rapid rate increases, the S&P 500 fell approximately 20% in the first half of 2022. Public real estate as a whole saw similar performance, with the FTSE NAREIT U.S. Real Estate Index falling approximately 19% in the first half of 2022. By comparison, the Fundrise portfolio outperformed with an average net return for all Fundrise clients of approximately 5.5% in the first half of 2022. We attribute this outperformance to a few driving factors: (1) sound underlying fundamentals of high quality real estate assets in our target residential and industrial macros; (2) a low-fee model; (3) a relatively conservative balance sheet; and (4) private markets’ relative insulation from the sharp swings in investor sentiment that impact the public market more dramatically.

Rising interest rates began having a more direct impact on cap rate expansion during the first half of the year. Nevertheless, the rent growth experienced across our residential assets generally more than offset the valuation headwinds from cap rate expansion. Per Yardi Matrix’s Summer 2022 Market Analysis, multi-family asking rents were up 13.7% year-over-year.

We expect that the recent public market correction could still be in its early stages, given the Federal Reserve’s messaging around continued tightening and its primary goal of restraining inflation. These measures may result in a “hard landing,” consistent with a recession. However, we believe that our portfolio, focused on high-quality real estate assets, will continue to demonstrate solid relative performance in this environment. We further plan to carry a larger balance of cash in the near future in preparation for the heightened possibility of more pronounced pricing dislocations in either public or private markets that could unlock opportunistic buying opportunities.

Off-Balance Sheet Arrangements

As of June 30, 2022 and December 31, 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 6, Related Party Arrangements in our financial statements.

Recent Developments

Other

Event	Date	Description
Share Purchase Price Update	07/01/2022	Beginning on July 1, 2022, the per share purchase price of our common shares was updated to $12.46 due to a change in NAV. More information can be found here.

July 2022 Contribution to National Lending	07/15/2022	On July 15, 2022, the Company made an additional contribution of approximately $1.4 million to National Lending, bringing its total contributions to approximately $3.3 million.

Declaration of August 2022 Distributions	07/27/2022	On July 27, 2022, our Manager declared a daily distribution of $0.0004109589 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2022 and ending on August 31, 2022. More information can be found here.

Declaration of September 2022 Distributions	08/29/2022	On August 29, 2022, our Manager declared a daily distribution of $0.0004109589 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2022 and ending on October 1, 2022. More information can be found here.

Status of our Offering	09/16/2022	During the third quarter of 2022 the Manager closed our Offering. As of September 16, 2022, we had raised total gross offering proceeds of approximately $59.4 million from settled subscriptions (including the $15,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.4 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 5,396,000 of our common shares.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED FINANCIAL STATEMENTS OF

Fundrise Balanced eREIT II, LLC

Fundrise Balanced eREIT II, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2022 (unaudited)	As of December 31, 2021 (*)
ASSETS
Cash	$25,098	$7,197
Other assets	190	115
Due from related party	63	62
Investments in equity method investees	29,823	23,720
Total Assets	$55,174	$31,094

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$83	$71
Due to related party	116	119
Settling subscriptions	16	26
Distributions payable	275	241
Redemptions payable	905	228
Notes payable – related party	-	1,001
Total Liabilities	1,395	1,686

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 5,353,712 and 3,134,020 shares issued and 5,145,825 and 3,031,307 shares outstanding as of June 30, 2022 and December 31, 2021, respectively	56,264	30,650
Accumulated deficit	(2,485)	(1,242)
Total Members’ Equity	53,779	29,408
Total Liabilities and Members’ Equity	$55,174	$31,094

* Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2022 (unaudited)	For the Six Months Ended June 30, 2021 (unaudited)
Revenue
Revenue	-	-
Total revenue	-	-

Expenses
General and administrative expenses	156	116
Asset management fees – related party	186	-
Total expenses	342	116

Other expenses
Equity in earnings (losses)	(395)	(79)
Other fees - related party	(14)	(75)
Interest expense	(14)	-
Total other expenses	(423)	(154)

Net loss	$(765)	$(270)

Net loss per basic and diluted common share	$(0.18)	$(0.25)
Weighted average number of common shares outstanding, basic and diluted	4,236,304	1,069,978

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Balanced eREIT II, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2021(*)	3,031,307	$30,650	$(1,242)	$29,408
Proceeds from issuance of common shares	2,219,692	26,914	-	26,914
Offering costs	-	(21)	-	(21)
Distributions declared on common shares	-	-	(478)	(478)
Redemptions of common shares	(105,174)	(1,279)	-	(1,279)
Net income (loss)	-	-	(765)	(765)
June 30, 2022 (unaudited)	5,145,825	$56,264	$(2,485)	$53,779

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2020(*)	500	$5	$(12)	$(7)
Proceeds from issuance of common shares	2,094,839	20,948	-	20,948
Offering costs	-	(145)	-	(145)
Distributions declared on common shares	-	-	(18)	(18)
Redemptions of common shares	(40,151)	(400)	-	(400)
Net income (loss)	-	-	(270)	(270)
June 30, 2021 (unaudited)	2,055,188	$20,408	$(300)	$20,108

*Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2022 (unaudited)	For the Six Months Ended June 30, 2021 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(765)	$(270)
Adjustments to reconcile net loss to net cash used in operating activities:
Organizational costs	-	28
Equity in losses	395	79
Changes in assets and liabilities:
Net (increase) decrease in other assets	1	(31)
Net increase (decrease) in due from related party	(1)	-
Net increase in accounts payable and accrued expenses	7	52
Net increase (decrease) in due to related party	(3)	35
Net cash used in operating activities	(366)	(107)
INVESTING ACTIVITIES:
Investment in equity method investees	(7,165)	(10,982)
Distributions received from equity method investees	592	-
Release (issuance) of deposits	-	(1,800)
Net cash used in investing activities	(6,573)	(12,782)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	26,885	20,948
Proceeds from notes payable – related party	2,000	-
Repayment of notes payable – related party	(3,000)	-
Redemptions paid	(602)	(129)
Proceeds from settling subscriptions	16	217
Distributions paid	(441)	-
Reimbursements to related party	(2)	-
Offering costs paid	(16)	(11)
Net cash provided by financing activities	24,840	21,025

Net increase in cash	17,901	8,136
Cash, beginning of period	7,197	5
Cash, end of period	$25,098	$8,141

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions receivable	$187	$-
Distributions reinvested in Fundrise Balanced eREIT II, LLC through programs offered by Fundrise Advisors, LLC	$3	$-
Distributions payable	$275	$18
Settlement of settling subscriptions	$26	$74
Redemptions payable	$905	$271

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$14	$1

 The accompanying notes are an integral part of these financial statements.

Fundrise Balanced eREIT II, LLC

Notes to the Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Balanced eREIT II, LLC (the “Company”) was formed on January 28, 2020, as a Delaware limited liability company and substantially commenced operations on January 13, 2021. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Balanced eREIT II, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We intend to operate in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2021. We hold substantially all of our assets directly, and as of June 30, 2022, we have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified its initial $50.0 million of shares on January 4, 2021. Most recently, the Company qualified approximately $51.2 million of shares on August 23, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

During the third quarter of 2022 the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager.

As of June 30, 2022 and December 31, 2021, after redemptions, the Company has net common shares outstanding of approximately 5,146,000 and 3,031,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of both June 30, 2022 and December 31, 2021, the Sponsor owned 500 common shares. In addition, as of both June 30, 2022 and December 31, 2021, Fundrise, L.P., an affiliate of the Sponsor, held an aggregate of 1,000 common shares at $10.00 per share, purchased in a private placement for an aggregate purchase price of $10,000. As of June 30, 2022 and December 31, 2021, the total amount of equity issued by the Company on a gross basis was approximately $58.8 million and $31.9 million, respectively, and the total amount of settling subscriptions was approximately $16,000 and $26,000, respectively. These amounts were based on a per share price of $12.41 and $11.63 as of June 30, 2022 and December 31, 2021, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For six months ended June 30, 2022 and 2021, approximately $3,000 and $0, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2021 balance sheet and certain related disclosures are derived from the Company’s December 31, 2021 audited financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic loss per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2022 and 2021.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate is reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company will recognize a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will recognize a liability and a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

The table below presents the Company’s organizational and offering costs paid and payable to the Manager as of and for the periods presented (amounts in thousands):

Organizational and Offering Costs (1)	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Costs incurred by the Manager:
Beginning balance	$169	$160
Costs incurred during the period	6	9
Ending balance	$175	$169
Less: cumulative costs reimbursed to Manager	(170)	(167)
Less: costs payable to Manager	(2)	(1)
Total costs subject to reimbursement in a future period	$3	$1

(1) The Hurdle Rate was met as of June 30, 2021.

Of the total costs reimbursed to the Manager during the six month period ended June 30, 2022, $0 was related to organizational costs.

During the six months ended June 30, 2022 and 2021, the Company directly incurred offering costs of approximately $16,000 and $10,000, respectively. Of such amounts, approximately $2,000 and $2,000 were payable as of June 30, 2022 and December 31, 2021, respectively.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. As of June 30, 2022, we have not formed any VIEs.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2022 and 2021.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2021. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2022 and 2021. No gross deferred tax assets or liabilities have been recorded as of June 30, 2022 or December 31, 2021.

As of June 30, 2022, all tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Beginning balance	$23,720	$-
New investments in equity method investees	7,165	24,603
Distributions received/receivable	(667)	(467)
Equity in losses of equity method investees	(395)	(416)
Ending balance	$29,823	$23,720

As of June 30, 2022, the Company's investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2021, an initial contribution to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 6, Related Party Arrangements for further information regarding National Lending.

(2)	Acquired in 2021, a 10% non-controlling member interest in Fundrise MF JV 1, LLC, which primarily invests in stabilized multi-family properties located throughout the United States.

(3)	Acquired in 2021, a 10% non-controlling member interest in Fundrise MF JV 2, LLC, which primarily invests in constructing multi-family properties located throughout the United States.

As of and for the six months ended June 30, 2022, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	National Lending, LLC As of June 30, 2022		Fundrise MF JV 1, LLC As of June 30, 2022	Fundrise MF JV 2, LLC As of June 30, 2022
Real estate assets, net	-		574,583	17,913
Other assets	58,831	(1)	30,365	710
Total assets	$58,831		$604,948	$18,623

Credit facility	$-		$86,250	$-
Mortgage notes payable	-		247,946	-
Other liabilities	-		9,541	70
Equity	58,831		261,211	18,553
Total liabilities and equity	$58,831		$604,948	$18,623
Company’s equity investment, net	$1,846		$26,122	$1,855

(1)	Approximately $40.5 million of Other Assets are promissory notes receivable from other eREITs. See Note 6, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	National Lending, LLC For the Six Months Ended June 30, 2022	Fundrise MF JV 1, LLC For the Six Months Ended June 30, 2022	Fundrise MF JV 2, LLC For the Six Months Ended June 30, 2022
Total revenue	$741	$20,409	$808
Total expenses	39	25,303	58
Net income (loss)	$702	$(4,894)	$750
Company’s equity in earnings (losses) of investee	19	(489)	75

As of December 31, 2021 and for the six months ended June 30, 2021, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	National Lending, LLC As of December 31, 2021		Fundrise MF JV 1, LLC As of December 31, 2021	Fundrise MF JV 2, LLC As of December 31, 2021
Real estate assets, net	$-		$445,255	$13,242
Other assets	69,017	(1)	35,447	572
Total assets	$69,017		$480,702	$13,814

Mortgage notes payable	$-		$263,181	$-
Other liabilities	3		4,736	10
Equity	69,014		212,785	13,804
Total liabilities and equity	$69,017		$480,702	$13,814
Company’s equity investment, net	$1,062		$21,278	$1,380

Condensed income statement information:	National Lending, LLC For the Six Months Ended June 30, 2021	Fundrise MF JV 1, LLC For the Six Months Ended June 30, 2021
Total revenue	$588	$4,280
Total expenses	21	5,074
Net income (loss)	$567	$(794)
Company’s equity in earnings (losses) of investee	-	(79)

Fundrise MF JV 2, LLC did not commence operations until August 2021.

On June 2, 2021, FRMF-Maitland, LLC, a subsidiary of Fundrise MF JV 1, LLC, entered into a loan agreement with Regions Bank for a mortgage loan in the amount of $45.7 million in connection with the acquisition of a rental real estate property. The loan had an original maturity date of June 2, 2022 (was subsequently granted a 60 day maturity extension by Regions Bank) and bears interest at LIBOR plus an applicable margin. This loan was refinanced onto the revolving credit facility ("Revolving Credit Facility") on July 12, 2022. The Company is named as a carve-out guarantor in this loan agreement and is required to meet certain financial covenants. As of June 30, 2022, the Company is in compliance with all financial covenants per the loan agreement.

On October 14, 2021, FRMF-Pinellas, LLC, a subsidiary of Fundrise MF JV 1, LLC, entered into a loan agreement with Regions Bank for a mortgage loan in the amount of $37.0 million in connection with the acquisition of a rental real estate property. The loan has a maturity date of October 14, 2022 and bears interest at LIBOR plus an applicable margin. The Company is named as a carve-out guarantor in this loan agreement and is required to meet certain financial covenants. As of June 30, 2022, the Company is in compliance with all financial covenants per the loan agreement.

On October 29, 2021, FRMF-Woodlands, LP, a subsidiary of Fundrise MF JV 1, LLC, entered into a loan agreement with KeyBank for a mortgage loan in the amount of $30.3 million in connection with the acquisition of a rental real estate property. The loan has a maturity date of October 28, 2022 and bears interest at SOFR plus an applicable margin. The Company is named as a carve-out guarantor in this loan agreement and is required to meet certain financial covenants. As of June 30, 2022, the Company is in compliance with all financial covenants per the loan agreement.

On December 30, 2021, FRMF-Odessa, LLC, a subsidiary of Fundrise MF JV 1, LLC, entered into a loan agreement with KeyBank for a mortgage loan in the amount of $64.5 million. The loan has a maturity date of December 30, 2031 and bears interest at SOFR plus an applicable margin. The Company is named as a carve-out guarantor in this loan agreement and is required to meet certain financial covenants. As of June 30, 2022, the Company is in compliance with all financial covenants per the loan agreement.

On February 25, 2022, FRMF-Vegas, LLC, a subsidiary of Fundrise MF JV 1, LLC, entered into a loan agreement with Regions Bank for a mortgage loan in the amount of $42.3 million in connection with the acquisition of a rental real estate property. The loan has a maturity date of August 25, 2023 and bears interest at SOFR plus an applicable margin. The Company is named as a carve-out guarantor in this loan agreement and is required to meet certain financial covenants. As of June 30, 2022, the Company is in compliance with all financial covenants per the loan agreement.

On March 9, 2022, Fundrise MF Facility 1 Borrower, LLC, a subsidiary of Fundrise MF JV 1, LLC, obtained the initial draw with respect to the Revolving Credit Facility. The initial commitment amount of the Revolving Credit Facility is $125.0 million and was subsequently increased to $175.0 million in May 2022 with commitments from Regions Bank, KeyBank, U.S. Bank, and Citizens Bank. In the lenders’ discretion, the aggregate committed principal amount may be increased to $400.0 million. We are a carve-out guarantor of the Revolving Credit Facility. The Revolving Credit Facility contains various financial and non-financial covenants. Included in these covenants are general liquidity and net worth requirements for the Company. As of June 30, 2022, the Company is in compliance with these covenants per the agreement.

On June 30, 2022, FRMF-Myrtle, LLC, a subsidiary of Fundrise MF JV 1, LLC, entered into a loan agreement with Synovus Financial Corp for a mortgage loan in the amount of $29.5 million in connection with the acquisition of a rental real estate property. The loan has a maturity date of June 30, 2025 and bears interest at SOFR plus an applicable margin. The Company is named as a carve-out guarantor in this loan agreement and is required to meet certain financial covenants. In addition to the standard non-recourse carve-outs, the Company has partial recourse up until the point in time that the Ailsa Village Property achieves a specified debt service coverage ratio. As of June 30, 2022, the Company is in compliance with all financial covenants per the loan agreement.

Fundrise MF JV 1, LLC has the ability and intent to refinance any short-term mortgage loans prior to their maturity date with long-term permanent mortgage loans or proceeds from the Revolving Credit Facility, as well as exercising available extension options on the existing loans.

4.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the six months ended June 30, 2022 and the year ended December 31, 2021 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2022	Payment Date
February 1, 2022 through February 28, 2022	0.0013698630	$120		01/28/2022	$120	04/21/2022
March 1, 2022 through March 31, 2022	0.0006849315	83		02/25/2022	83	04/21/2022
April 1, 2022 through April 30, 2022	0.0006849315	100		03/30/2022	-	07/21/2022
May 1, 2022 through May 31, 2022	0.0004109589	66		04/27/2022	-	07/21/2022
June 1, 2022 through June 30, 2022	0.0002739726	43		05/27/2022	-	07/21/2022
July 1, 2022 through July 31, 2022	0.0004109589	66	(2)	06/28/2022	-	10/21/2022
Total		$478	(1)		$203

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2021	Payment Date
July 1, 2021 through July 31, 2021	0.0002739726	$18		06/29/2021	$18	10/12/2021
August 1, 2021 through August 31, 2021	0.0002739726	20		07/28/2021	20	10/12/2021
September 1, 2021 through October 1, 2021	0.0002739726	22		08/27/2021	22	10/12/2021
October 2, 2021 through October 31, 2021	0.0004109589	37		10/01/2021	-	01/11/2022
November 1, 2021 through November 30, 2021	0.0006849315	62		10/27/2021	-	01/11/2022
December 1, 2021 through December 31, 2021	0.0006849315	64		11/29/2021	-	01/11/2022
January 1, 2022 through January 31, 2022	0.0008219178	78	(3)	12/29/2021	-	04/21/2022
Total		$301	(1)		$60

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the six months ended June 30, 2022 and year ended December 31, 2021, total distributions declared to related parties were less than $1,000.
(2)	The liability for the July 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2022 financial statements, and is scheduled to be paid within three weeks after the end of September 2022.
(3)	The liability for the January 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2021 financial statements. This amount was subsequently determined to be approximately $78,000.

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2022, the Company’s significant financial instruments consist of cash. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s public Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2022 and 2021.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30 2022 and 2021, the Manager incurred approximately $20,000 and $16,000 of operational costs on our behalf, respectively. As of June 30, 2022 and December 31, 2021, approximately $1,000 and $3,000 were due and payable, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which, until June 30, 2021, was based on our net offering proceeds as of the end of each quarter, and thereafter will continue to be based on our NAV at the end of each prior semi-annual period. The Manager has agreed, for a period from inception until June 30, 2021 (the “Fee Waiver Period”), to waive its asset management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

Accordingly, during the six months ended June 30, 2022 and 2021, we incurred asset management fees of approximately $186,000 and $0 respectively, and as of June 30, 2022 and December 31, 2021, approximately $109,000 and $69,000, respectively, of asset management fees were payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.0% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For six months ended June 30, 2022 and 2021, no development management fees have been incurred or paid to the Manager.

The Company may be charged by the Manager a property management fee of 4.0% of gross receipts for the then current calendar month, for each real estate investment for which the Manager is acting as the property manager. However, we do not intend to charge such property management fee unless it is net of the fees being charged by another property manager of such asset of the project. Our Manager may, in its sole discretion, waive its property management fee, in whole or in part. The Manager will forfeit any portion of the property management fee that is waived. For six months ended June 30, 2022 and 2021, no property management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2022 and December 31, 2021, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2022 and 2021, no special servicing fees have been incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the asset management fee. Any such arrangements will be at or below market rates. For the six months ended June 30, 2022 and 2021, no fees for such services have been incurred or paid to the Manager. Additionally, no fees for such services have been incurred or paid directly by the Company for the six months ended June 30, 2022 and 2021.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For six months ended June 30, 2022 and 2021, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2022 and the year ended December 31, 2021, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2022 and 2021, fees of approximately $5,000 and $3,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 1,000 shares as of June 30, 2022 and December 31, 2021. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of June 30, 2022 and December 31, 2021.

For the six months ended June 30, 2022 and 2021, the Sponsor incurred approximately $27,000 and $17,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. Approximately $4,000 and $9,000 of such costs were due and payable as of June 30, 2022 and December 31, 2021, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the eREITs entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. As of June 30, 2022 and December 31, 2021, the Company has contributed approximately $1.8 million and $1.1 million for a 3.20% and a 1.57% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREITs’ individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

As of June 30, 2022 and December 31, 2021, we had zero and one promissory notes with National Lending, respectively. During the six months ended June 30, 2022, the Company paid off two promissory notes with National Lending. The first note, entered into during 2021, had a principal balance of $1.0 million, an interest rate of approximately 3.5% per annum, and maturity date of December 17, 2022. The second note was entered into on February 21, 2022 and had a principal balance of $2.0 million, an interest rate of approximately 3.5% per annum, and maturity date of February 21, 2023. Both promissory notes were paid off on March 21, 2022.

For the six months ended June 30, 2022 and 2021, the Company incurred approximately $14,000 and $0, respectively, in interest expense on notes with National Lending. As of June 30, 2022 and December 31, 2021, we had outstanding accrued interest of approximately $0 and $1,000, respectively, due to National Lending.

In connection with the acquisitions of two real estate investments made by Fundrise MF JV 1, LLC, we entered into two indemnity and contribution agreements with National Lending. Per the agreements, National Lending will act as the guarantor of the loans in the event that we cannot satisfy the requirements of the loan, in exchange for payment of a guaranty fee. The annual rate is 0.20% of the outstanding principal balance on the 1st day of each calendar month. As of June 30, 2022, due to the underlying loans of the two real estate investments being refinanced during December 2021 and March 2022, National Lending is no longer the guarantor of the loans. For the six months ended June 30, 2022 and 2021, we have incurred approximately $14,000 and $75,000 of guaranty fees, respectively. As of June 30, 2022 and December 31, 2021, approximately $0 and $36,000 of guaranty fees were due and payable, respectively.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition.

For the six months ended June 30, 2022 and 2021, we incurred approximately $1,000 and $29,000, respectively, of reimbursable operating costs on behalf of Fundrise MF JV 1, LLC and Fundrise MF JV 2, LLC, our Co-Investments. Approximately $63,000 and $62,000 of reimbursable operating costs were receivable as of June 30, 2022 and December 31, 2021, respectively.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2022 and December 31, 2021, approximately $3,000 and $1,000 respectively, of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being material to the financial statements.

9.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 16, 2022 for potential recognition or disclosure.

Offering

During the third quarter of 2022 the Manager closed our Offering. As of September 16, 2022, we had raised total gross offering proceeds of approximately $59.4 million from settled subscriptions (including the $15,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.4 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 5,396,000 of our common shares.

New Investments

As of September 16, 2022, the Company contributed an additional $10.0 million to Fundrise MF JV 1, LLC.

Additional Contributions to National Lending, LLC

On July 15, 2022, the Company contributed an additional $1.4 million to National Lending in accordance with the subscription agreement, for a total cumulative contribution of approximately $3.3 million, which is equivalent to approximately 5.1% ownership as of September, 16, 2022.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A/A filed on December 2, 2020)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix B to the Company’s Offering Circular on Form 1-A filed on August 24, 2021)
6.1*	Form of License Agreement between Fundrise Balanced eREIT II, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Balanced eREIT II, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A/A filed on October 9, 2020)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)

*Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 16, 2022.

Fundrise Balanced eREIT II, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 16, 2022
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 16, 2022
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)